Exhibit 4.9

Assignment of Loan Agreement

(the “Agreement”)

Held and signed on 28th of November 2018

Between	Adeline Holding Limited
Company ID: HE 217415
located at 5th strati Mirivilli,
CY-2046 Strovolos, Nicosia,
Cyprus.

And Mr. Itzhak Austrubitzky, ID 839549
located at 119 Jabotinsky st.
Tel-Aviv, apt 2.
(Hereinafter known as “the Assigners”)
as Party A;

& Between	Sorry Doll LTD, company Number 515561769
located at: 102nd Hayarkon st. Tel-Aviv
(Hereinafter known as “the Beneficiary 1”)

S.B Nihul Mekarkein LTD, company Number 511604100
located at: 33rd Dubnov st. Tel-Aviv
(Hereinafter known as “the Beneficiary 2”)
(Together known as “the Beneficiary”)
as Party B;

& Between	Todos Medical LTD, ID 514437128
located at: 1st Hamada st. Rehovot.
(Hereinafter known as “the Company”)
as Party C;

Whereas, the Company owes the Assigners the sum of 1,221,710 NIS (one million two hundred twelve thousand seven hundred ten new Israeli Shekels, equal to about US$350,000) as stated in the Company’s accounting records and books as a shareholder’s loan (Hereinafter known as “the Loan”) (the Records are attached as Appendix A of this Agreement); and

Whereas, the Assigners wish to grant all their rights in the Loan to the Beneficiary or a 3rd party on its behalf or whomever the Beneficiary shall appoint; and

Whereas, the Company wishes to convert the Loan to stock capital, and the Beneficiary hereby agree that after the signing of this Agreement, subject to shareholder approval, the Company shall convert the Loan to stock capital to be registered in favor of the Beneficiary or anyone on its behalf, or anyone it shall appoint (50% to Beneficiary 1, and 50% to Beneficiary 2); and

Whereas, the Company is negotiating with an investments bank that is interested in investing in the Company a sum of approximately 5,000,000 USD (Hereinafter known as “the Bank”) – this representation is fundamental to this Agreement;

Now, it is therefore agreed upon, declared and determined between the Parties:

1. The preamble to this Agreement and the attached appendix are an integral part of this Agreement.

2. The Assigners hereby transfer, at the signing of this Agreement, all their rights in the Loan, as stated above, to the Beneficiary or anyone on its behalf, or anyone it shall appoint.

3. The Company, by signing this Agreement, herby approves the transfer of the Loan rights to the Beneficiary or anyone on its behalf, or anyone it shall appoint, and shall modify its accounting records and books so that they show that the Loan is registered in the name of the Beneficiary or anyone on its behalf, or anyone it shall appoint in the Company accounting records.

4. Subject to shareholder approval, The Company and the Beneficiary herby agree that the Loan shall be converted into 3,500,000 Ordinary Shares of the Company (the “Conversion Shares”), at a conversion price of ten cents (US$0.10) per share (the “Conversion”). The conversion of the Loan into stock capital shall be completed within three (3) business days of approval of this Agreement by the Company’s shareholders. Upon conversion of the Loan, the Company shall be forever released from all its obligations and liabilities with respect to the Loan (including all accrued interest), which shall be deemed to have been paid in full.

5. Subject to shareholder approval, the Company shall also grant the Beneficiary, or anyone on its behalf, or anyone it shall appoint, an option (the “Option”) to purchase twice the amount of the converted stock, namely, 7,000,000 restricted Ordinary Shares of the Company(the “Option Shares”, and together with the Conversion Shares, the “Investment Shares”), at an exercise price of twenty cents (US$0.20) per share, which Option shall be in effect for a period of five (5) years from the signing of this Agreement. (Hereinafter known as “the Option Period”). Total potential shares to be owned by the Beneficiary will be 10,500,000 shares, after the initial acquisition of 3,500,000 Conversion Shares and the Option to acquire 7,000,000 Options Shares.

6. The Company shall be accountable, that once the Option is exercised, the Company shall commit all lawfully necessary procedures as to name the Beneficiary, anyone on its behalf, or anyone it shall appoint, as the shareholder of the Option Shares.

7. It is hereby clarified, that should the Beneficiary, or anyone on its behalf, or anyone it shall appoint, choose to exercise the Option partially, as it is defined above, such partial exercise shall not cause a shortening of the Option Period, and/or in any way damage the Beneficiary’s rights to exercise the remainder of the granted Option till the end of the Option Period.

8. Adjustment of Exercise Price. If the Company at any time or from time to time effects a subdivision of its outstanding Ordinary Shares, the number of Option Shares issuable upon exercise of the Option immediately before the subdivision shall be proportionately increased and the exercise price shall proportionately decrease, and conversely, if the Company at any time or from time to time combines its outstanding Ordinary Shares, the number of Option Shares issuable upon exercise of the Option immediately before the combination shall be proportionately decreased and the exercise price shall proportionately increase. Any adjustment under this Section 8 shall become effective at the close of business on the date the subdivision or combination becomes effective.

9. Information on the Company. Each Beneficiary has been furnished with or has had access at the EDGAR Website of the SEC to the Company’s Form 20-F filed on May 15, 2018 for the fiscal year ended December 31, 2017 and the financial statements included therein for the year ended December 31, 2017, together with all subsequent filings made with the SEC available at the EDGAR website (“Reports”). In addition, each Beneficiary may have received in writing from the Company such other information concerning its operations, financial condition and other matters as such Beneficiary has requested in writing, and has considered all factors such Beneficiary deems material in deciding on the advisability of investing in the Ordinary Shares of the Company.

10. Representations, Warranties, and Acknowledgments of the Beneficiary

Each Beneficiary hereby represents, warrants, and acknowledges the following:

10.1 No Registration. The Beneficiary understands and acknowledges that the Investment Shares to be issued pursuant to this Agreement have not been registered under the securities laws of any jurisdiction and therefore the Beneficiary may be required to hold the Investment Shares for an indeterminate period.

10.2 Investment Intent. The Beneficiary is acquiring the Investment Shares for the Beneficiary’s own account as principal, not as a nominee or agent, for investment purposes only, and not with a view to, or for, resale or distribution, in whole or in part. The Beneficiary agrees that a legend to the foregoing effect may be placed upon any and all certificates issued representing the Investment Shares. Further, the Beneficiary does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to the Investment Shares.

10.3 Financial Ability and Risk. The Beneficiary is aware that investment in the Company involves a high degree of risk, may result in a lack liquidity, and places substantial restrictions on transferability of interest. The Beneficiary has sufficient financial resources available to support the loss of all or a portion of Beneficiary’s investment in the Company, has no need for liquidity in the investment in the Company, and is able to bear the economic risk of the investment. The Beneficiary is sophisticated and experienced in investment matters, and, as a result, is in a position to evaluate an investment in the Company.

10.4 Regulation S Exemption. The Beneficiary is not a U.S. Person. The Beneficiary understands that that the Investment Shares are being offered and sold to him in reliance on an exemption from the registration requirements of United States federal and the state securities laws under Regulation S promulgated under the Securities Act, and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments, and understandings of the Beneficiary to determine the applicability of such exemptions and the suitability of the Beneficiary to acquire the Investment Shares.

11. This Agreement fully express and summarizes the Parties’ consent with regards to the matters and subjects debated in it, and it replaces and cancels any display, agreement, negotiation, costume, memorandum, and any other document held among the parties, with regards to said matters and subjects.

12. It shall not be concluded by the behavior of the parties, explicit or otherwise, that there have been any changes to, or cancelations to this Agreement.
a concession of one of the parties to a fulfillment of an order, condition or right, derived from this Agreement, in one instance, explicit or otherwise, shall not be considered a concession in other instances.

13. The court adjudicated in Tel-Aviv shall have complete and exclusive legal oversight with regard to this Agreement.

signed today between:

The Assigners:

Adeline Holding Limited	Itzhak Austrubitzky

Name:	Itzhak Austrubitzky
Title:

The Beneficiary:

S.B Nihul Mekarkein	Sorry Doll Ltd.

Name:	Name:
Title:	Title:

The Company:

Todos Medical Ltd.

Name: Herman Weiss
Title: CEO

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